SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission file number 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ Thrift Plan of Indianapolis Power & Light Company

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The AES Corporation
4300 Wilson Boulevard
Suite 100
Arlington, VA 22203

REQUIRED INFORMATION

A list of the required financial statements filed as part of this Form 11-K is set forth on page F-1.  The consent of Ernst & Young to the incorporation by reference of these financial statements into the AES Corporation’s Form S-8 Registration Statement relating to the Plan (Registration No’s. 333-179701, 333-82306, 333-115028, 333-135128, and 333-156242) is set forth hereto as Exhibits 23.  The certification of the chief executive officer and the chief financial officer of Indianapolis Power & Light Company, pursuant to 18 U.S.C. Section 1350, is attached hereto as Exhibit 99.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

Employees’ Thrift Plan of Indianapolis Power & Light
Company

December 31, 2011 and 2010, and
Year Ended December 31, 2011
With Report of Independent Registered Public
Accounting Firm

EMPLOYEES’ THRIFT PLAN OF Indianapolis power & light company

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010, and Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Employees’ Pension and Benefits Committee of
   Employees’ Thrift Plan of Indianapolis Power & Light Company

We have audited the accompanying statements of net assets available for benefits of the Employees’ Thrift Plan of Indianapolis Power & Light Company as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Indianapolis, IN
June 22, 2012

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statements of Net Assets Available for Benefits

	December 31
	2011	2010

ASSETS
Cash and other	$24,791	$8,463
Investments at fair value	126,755,519	123,745,508
Total investments	126,780,310	123,753,971
Notes receivable from participants	2,977,886	3,089.559
Total assets	129,758,196	126,843,530

LIABILITIES
Accrued administrative expenses	31,898	9,542
Net assets reflecting investments at fair value	129,726,298	126,833,988

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(551,322)	(509,370)
Net assets available for benefits	$129,174,976	$126,324,618

See accompanying notes.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2011

Additions
Investment income:
Net depreciation in fair value of investments	$(1,337,940)
Interest and dividends	1,831,567

Interest income on notes receivable from participants	138,273

Contributions:
Participants	6,011,207
Rollovers	192,527
Employer	2,905,935

Total additions	9,741,569

Deductions
Benefit payments and withdrawals	6,634,789
Administrative fees	256,422
Total deductions	6,891,211

Net increase in net assets available for benefits	2,850,358

Net assets available for benefits at beginning of year	126,324,618
Net assets available for benefits at end of year	$129,174,976

See accompanying notes.

Employees’ Thrift Plan of Indianapolis Power & Light Company

Notes to Financial Statements
December 31, 2011

1. Description of the Plan

The following description of the Employees’ Thrift Plan of Indianapolis Power & Light Company (the Plan) provides general information about the Plan’s provisions. Indianapolis Power & Light Company (IPL) is the plan sponsor. Participants should refer to the plan document and summary plan description, copies of which may be obtained from the plan sponsor, for a more complete description of the Plan’s provisions.

General

The Plan is administered by the Employees’ Pension & Benefits Committee (the Pension Committee), which is a committee of not less than five persons appointed by the IPL Board of Directors. The Plan is a defined contribution plan, and certain employees become eligible to participate in the Plan immediately upon date of employment. The Plan's trustee and record-keeper of the plan's assets is Fidelity Management Trust Company (Fidelity). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee’s base rate of compensation. Employees have the option of contributing anywhere from 1% to 50%, in increments of 1%, and direct their contributions into any of the investment options provided by the Plan. Employees can make such contributions under a “Before Tax” or “After Tax” option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 5% for certain union employees and 4% for other eligible employees and are invested in the same funds as the employee elects to have his/her contributions invested. Certain union employees are also eligible to receive an annual lump-sum company contribution at the discretion of the plan sponsor’s president.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, IPL’s matching contribution, and any additional employer contributions as provided under the Plan. Allocations of the Plan’s earnings and losses are based on individual account balances relative to total account balances as of the valuation dates.

Participant fund transfers are subject to certain restrictions as outlined in the summary plan description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

Vesting

Employee before and after tax contributions are nonforfeitable and fully vested at all times. All eligible employees (including union and non-union employees) vest at a rate of 20% per year and become fully vested in the Plan after five years of uninterrupted service related to employer contributions.

Forfeitures

Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. Unallocated forfeiture balances as of December 31, 2011 and 2010 were $36,237 and $31,268, respectively. Accrued plan expenses of $31,898 were payable at December 31, 2011. Most permitable plan expenses are paid by plan participants.

Payment of Benefits

Upon separation from service with the Company due to death, disability, retirement, or termination, a participant may elect to receive either a lump-sum distribution, or elect an automatic rollover to an individual retirement account, or the participant has the option of maintaining the account until reaching the age of 70 1/2 years; however, all distributions must be made in one lump-sum payment unless the participant has met his/her “required beginning date” allowing the participant to take annual installments of distributions. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his/her vested account balance in December of that respective year.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Plan Assets

Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of in-service, hardship, or age 59 1/2 withdrawals by active employees; paying distributions to retiring employees; refunding employee contributions; payment of vested employer contributions to employees withdrawing from the Plan; payment of loan proceeds to participants electing a loan from the Plan; distributions to beneficiaries of deceased employees; or payment of the expenses of the Plan. Participants make requests for distributions directly with the record-keeper except for certain loans and refunds of participant contributions, which require approval from the Payroll & Benefits Department of IPL. The Payroll & Benefits Department of IPL conducts day-to-day activities of the Plan at the designation of the Pension Committee.

Administrative Expenses

The annual record-keeping fee is 13 basis points of total plan assets as of December 31 of the prior year. Participants pay a commission of $0.029 per share for open market transactions in the AES common stock fund. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds. In addition, plan participants have the ability to invest in certain mutual funds through the Plan’s self-directed brokerage option. Certain mutual funds available through the self-directed brokerage option charge loaded fees and other additional charges, which are paid by the participant.

Participant Loans

Participants may borrow up to the lesser of 50% of the vested portion of their account or $50,000, with a minimum loan requirement of $2,000. The available loan amount is reduced by the highest outstanding loan balance during the one-year period preceding the date the loan is made. The period of repayment of the loan can vary but generally will not exceed five years, except for loans used to purchase or construct a principal residence where the repayment period will not exceed ten years. The loans are secured by the balance in the participant’s account and bear interest at 1% over prime. Principal and interest are normally paid through payroll deductions. Plan participants have the ability to pay off their loans at any time directly with the Plan’s record-keeper. Participants who separate from service with a loan balance outstanding have the option to either pay off their loan or make monthly payment arrangements directly with the Plan’s record-keeper. Once participants have separated from service, they are prohibited from taking out any new loans.

Plan Termination

Although it has not expressed any intent to do so, IPL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded as withdrawals when paid.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2011 or 2010.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

The Wells Fargo Stable Return Fund C (WF-C) invests all of its assets in the Well Fargo Stable Return Fund G (WF-G or the Fund).  WF-C and WF-G are both stable value collective trusts.  The Fund invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.  The Fund also invests in the Synthetic Stable Value Fund, which has the same investment objective as the Fund, and the Short Term Investment Fund G, which invests in highly liquid assets.  The Fund uses these investments for daily liquidity needs.  The Fund invests, in part, in fully benefit-responsive investment contracts. This fund is recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 - Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management’s judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements, but does not expect the adoption to have a significant impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Reclassifications

Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.

3. INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010, are as follows:

	2011	2010
AES Corporation common stock, 1,524,989 and 1,708,429 shares in 2011 and 2010, respectively	$18,055,875	$20,808,666

American Washington Mutual Investment Fund, 341,371 and 322,345 shares in 2011 and 2010, respectively	9,694,940	8,774,221

Harbor Capital Appreciation Institutional Fund, 216,643 and 197,008 shares in 2011 and 2010, respectively	7,994,136	7,234,117

Wells Fargo Stable Value Fund C, 440,114 and 490,846 shares in 2011 and 2010, respectively	21,756,012	23,662,569

Columbia Acorn TR Fund, 489,756 and 505,553 shares in 2011 and 2010, respectively	13,497,685	15,262,642

PIMCO Total Return Fund, 1,297,534 and 1,123,376 shares in 2011 and 2010, respectively	14,104,189	12,188,625

Vanguard Institutional Index Fund, 98,511 and 88,087 shares in 2011 and 2010, respectively	11,332,709	10,130,874

Vanguard Intermediate TR Bond Index Fund, 403,816 and 403,035 shares in 2011 and 2010, respectively	11,080,723	10,301,588

American EuroPacific Growth Mutual Fund, 314,489 and 323,671 shares in 2011 and 2010, respectively	11,047,993	13,390,275

During 2011, the Plan’s investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(1,741,579)
Common/collective trusts	424,772
AES Corporation common stock	(21,133)
Net depreciation in fair value of investments	$(1,337,940)

Cash and Other

Cash and other includes a receivable of approximately $24,791 and $8,463 at December 31, 2011 and 2010, respectively, primarily relating to unsettled trades of AES common stock. These receivables were collected in January 2012 and 2011, respectively.

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Level 2 inputs include the following:

  quoted prices for similar assets and liabilities in active markets quoted prices for identical or similar assets or liabilities in markets that are not active observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
  inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan:

Company Stock: AES common stock is valued at the closing price reported on the active market on which AES stock is traded.

Mutual Funds: Mutual funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year end.

Common/Collective Trust: WF-C invests all of its assets in the Fund.  WF-C and the Fund are both stable value collective trusts.  The Fund invests in investment contracts, including traditional GICs and security-backed contracts issued by insurance companies and other financial institutions.  The Fund also invests in the Synthetic Stable Value Fund, which has the same investment objective as the Fund, and the Short Term Investment Fund G, which invests in highly liquid assets.

The Fund is a stable value investment in a collective trust that is designed to protect principal while providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.  To achieve this, the Fund invest in instruments that are not expected to experience significant price fluctuation in most economic or interest rate environments.  The fair value of the Fund has been estimated based on the fair value of the underlying investment contracts in the Fund as reported by the issuer of the Fund. The fair value differs from the contract value. As previously discussed in Note 2, an adjustment is reflected in the statements of net assets available for benefits to present this investment at contract value.  Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Fund does not have any significant restrictions on redemptions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total

Company stock	$18,055,875	$-	$-	$18,055,875
Common/collective trust:
Stable Value Fund	-	21,756,012	-	21,756,012
Mutual funds:
Fixed income	27,408,071	-	-	27,408,071
Money market	3,780,334	-	-	3,780,334
U.S. equities	44,707,234	-	-	44,707,234
International equities	11,047,993	-	-	11,047,993
Total assets at fair value	$104,999,507	$21,756,012	$-	$126,755,519

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Company stock	$20,808,666	$-	$-	$20,808,666
Common/collective trust:
Stable Value Fund	-	23,662,569	-	23,662,569
Mutual funds:
Fixed income	23,233,733	-	-	23,233,733
Money market	1,093,962	-	-	1,093,962
U.S. equities	41,556,303	-	-	41,556,303
International equities	13,390,275	-	-	13,390,275
Total assets at fair value	$100,082,939	$23,662,569	$-	$123,745,508

5. Related-Party Transactions

One of the Plan’s investment options is AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of IPL, all investment transactions involving AES common stock are party-in-interest transactions.

Fidelity Investments is the investment manager for the Fidelity Spartan Extended Market Index Fund, as well as the Fidelity Retirement Money Market Fund.

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2011	2010
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$129,174,976	$126,324,618
Less amounts allocated to withdrawing participants	-	-
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts	551,322	509,370
Net assets available for benefits per the Form 5500, at fair value	$129,726,298	$126,833,988

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date. There were none as of December 31, 2011 and 2010.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$9,741,569
Add adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	551,322
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(509,370)
Total additions per the Form 5500	$9,783,521

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Concentration of Credit Risk

Approximately 14% of the Plan’s assets are invested in AES common stock.

8. Tax Status

The Plan has received a determination letter from the IRS dated February 6, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is exempt from taxation.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

SUPPLEMENTAL SCHEDULE

Employees’ Thrift Plan of Indianapolis Power & Light Company

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN 35-0413620 Plan #003

DECEMBER 31, 2011

Description of Investment	Shares	Fair Value
Shares of registered investment companies
Fidelity Retirement Money Market Fund*	3,780,334	$3,780,334
Fidelity Spartan Extended Market Index Investment Fund*	19,072	676,300
American Washington Mutual Investment Fund	341,371	9,694,940
Harbor Capital Appreciation Institutional Fund	216,643	7,994,136
American EuroPacific Growth Mutual Fund	314,489	11,047,993
BlackRock Inflation Protected Bond Fund	194,162	2,223,159
Columbia Acorn TR Fund	489,756	13,497,685
PIMCO Total Return Fund	1,297,534	14,104,189
Vanguard Institutional Index Fund	98,511	11,332,709
Vanguard Intermediate TR Bond Index Fund	403,816	11,080,723
Wells Fargo Stable Value Fund C Common/Collective Trust	440,114	21,756,012
AES Corporation common stock*	1,524,989	18,055,875
Brokerage Option Accounts	478,677	1,511,464
Total investments		$126,755,519

Participant loans (with maturities ranging from 2012 to 2021 and interest rates ranging from 4.25% - 9.25%)*		2,977,886
		$129,733,405

* Party-in-interest transaction.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ THRIFT PLAN OF INDIANAPOLIS POWER &
LIGHT COMPANY
By the Plan Administrator:

EMPLOYEES’ PENSION & BENEFITS COMMITTEE OF
INDIANAPOLIS POWER & LIGHT COMPANY

	By:	/s/ Edward J. Kunz
Edward J. Kunz
Member of the Committee
DATE: June 22, 2012